Exhibit (a)(5)(iii)

DCS Announces Commencement of Tender Offer

Lisle, IL – December 1, 2009 – (NYSE: DCS) Claymore Dividend & Income Fund (the “Fund”), a non-diversified closed-end management investment company, as a part of its continuing efforts to increase shareholder value, is offering to purchase up to approximately 45% of the Fund’s outstanding common shares in exchange for a pro-rata portion of the Fund’s portfolio securities, subject to certain adjustments, at 99.5% of the net asset value (“NAV”) per common share. The NAV will be determined at of the close of the regular trading session of the New York Stock Exchange on the trading day immediately after the day the tender offer expires (the “Tender Pricing Date”).

The in-kind tender offer will commence on December 1, 2009. The offer will expire at 11:59 p.m., Eastern Time, on January 4, 2010 (the “Expiration Date”), unless the offer is extended. The Tender Pricing Date is expected to be January 5, 2010. The offer is being made upon the terms and subject to the conditions set forth in the Offer to Repurchase, which will be mailed on or about December 1, 2009 to record holders of common shares as of November 24, 2009.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The Fund has filed with the Securities and Exchange Commission a tender offer statement on Schedule TO under the Securities Exchange Act of 1934, as amended, relating to the Offer. Common shareholders of the Fund should read the tender offer statements carefully as they will contain important information on the Fund and the tender offers. Shareholders may obtain further information regarding the in-kind tender offer at the SEC’s website at http://www.sec.gov, the Fund’s website, www.claymore.com/dcs, or from BNY Mellon Shareowner Services, as the information agent for the in-kind tender offer, by calling (800) 777-3674, between the hours of 9:00 a.m. and 6:00 p.m., Eastern Time, Monday through Friday (except holidays).

Claymore Advisors, LLC, an affiliate of Claymore Securities, Inc., serves as the Fund’s Investment Adviser. Claymore Securities, Inc. is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management and/or servicing on approximately $13.3 billion in assets, as of September 20, 2009. Claymore currently offers closed-end funds, unit investment trusts and exchange-traded funds. Registered investment products are sold by prospectus only and investors should read the prospectus carefully before investing. Further information is available at www.claymore.com/cef.
Manning & Napier Advisors, Inc. serves as the Fund’s interim Investment Sub-Adviser. Manning & Napier has been a registered investment adviser since 1970. For more than 35 years, Manning & Napier has focused on managing clients’ investments through a variety of market conditions, including five bear markets. The firm managed approximately $19 billion for individuals, corporations, defined benefit pension plans, 401(k) choice plans, Taft-Hartley accounts, endowments, foundations and municipal retirement plans as of June 30, 2009. It remains an employee-owned firm, with 100% of the firm owned by full-time employees.

There can be no assurance that the Fund will achieve its investment objectives. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations include, but are not limited to: Investment Risk, Equity Risk, Preferred Securities Risk, Income Risk, Value Investing Risk, Interest Rate Risk, Inflation Risk, Lower-Grade Securities Risk, Foreign Securities Risk, Derivatives Risk, Illiquid Securities Risk, Fund Distribution Risk, Market Discount Risk, Industry Concentration Risk, Other Investment Companies Risk, Non-Diversified Status Risk, Financial Leverage Risk, Management Risk, , Current Developments Risk, Anti-Takeover Provisions, and Market Disruption Risk and Risks of Investing in AMPS.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Fund carefully before they invest. For this and more information, please contact a securities representative or Claymore Securities, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

Press and Analyst Inquiries:
William T. Korver
Claymore Securities, Inc.
cefs@claymore.com
630-505-3700

Member FINRA/SIPC (12/09)

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE